UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The KEYW Holding Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

493723100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 493723100	Page 2 of 11 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vedanta Opportunities Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,859,092
	6	Shared voting power - 0 - (See Item 4)
	7	Sole dispositive power 1,859,092
	8	Shared dispositive power - 0 - (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,859,092 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 4.9%
12	Type of reporting person (see instructions) PN

13G/A

CUSIP No. 493723100	Page 3 of 11 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vedanta Associates, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power - 0 -
	6	Shared voting power 1,859,092 (See Item 4)
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 1,859,092 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,859,092 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 4.9%
12	Type of reporting person (see instructions) PN

13G/A

CUSIP No. 493723100	Page 4 of 11 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Vedanta Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power - 0 -
	6	Shared voting power 1,859,092 (See Item 4)
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 1,859,092 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,859,092 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 4.9%
12	Type of reporting person (see instructions) OO

13G/A

CUSIP No. 493723100	Page 5 of 11 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Alessandro Piol
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Italy
Number of shares beneficially owned by each reporting person with	5	Sole voting power - 0 -
	6	Shared voting power 1,859,092 (See Item 4)
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 1,859,092 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,859,092 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 4.9%
12	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 493723100	Page 6 of 11 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Parag Saxena
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization India
Number of shares beneficially owned by each reporting person with	5	Sole voting power - 0 -
	6	Shared voting power 1,859,092 (See Item 4)
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 1,859,092 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 1,859,092 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 4.9%
12	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 493723100	Page 7 of 11 Pages

Item 1(a)	Name of Issuer:

The KEYW Holding Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1334 Ashton Road, Suite A

Hanover, Maryland 21076

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Vedanta Opportunities Fund, L.P. (“VOF”), Vedanta Associates, L.P. (the “GP”), Vedanta Partners, LLC (the “UGP”), Alessandro Piol and Parag Saxena. VOF, the GP, the UGP, Mr. Piol and Mr. Saxena are collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated January 18, 2011, a copy of which was filed as Exhibit 99.1 to the Statement on Schedule 13G filed by the Reporting Persons on January 18, 2011, pursuant to which the Reporting Persons agreed to file such Statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 540 Madison Avenue, 30th Floor, New York, New York 10022.

Item 2(c)	Citizenship:

Each of VOF and the GP and is a limited partnership organized under the laws of the State of Delaware.

The UGP is a limited liability company organized under the laws of the State of Delaware.

Mr. Piol is a citizen of Italy.

Mr. Saxena is a citizen of India.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

493723100

13G/A

CUSIP No. 493723100	Page 8 of 11 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: VOF beneficially owns 1,859,092 shares of Common Stock, consisting of: (i) 1,162,728 shares of Common Stock and (ii) warrants exercisable for 696,364 shares of Common Stock (the “Warrants”). The GP is the sole general partner of VOF and may be deemed to indirectly beneficially own the shares of Common Stock held by VOF. The UGP is the sole general partner of the GP and may be deemed to indirectly beneficially own the shares of Common Stock held by VOF. Voting and investment power with respect to the shares held by VOF is exercised typically by consensus (but at a minimum by the majority vote) of a four-person investment committee composed of Messrs. Michael Patterson, Alessandro Piol, Shrikant Sathe and Parag Saxena. The composition of the investment committee is ultimately controlled by Messrs. Piol and Saxena, and, as such, each may be deemed to have indirect beneficial ownership of the shares held by VOF.

13G/A

CUSIP No. 493723100	Page 9 of 11 Pages

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and each of the GP, the UGP and Messrs. Piol and Saxena disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(b)	Percent of class: VOF beneficially owns 1,859,092 shares of Common Stock, or approximately 4.9% of the total number of shares of Common Stock outstanding, and the GP, the UGP and Messrs. Saxena and Piol may be deemed to have indirect beneficial ownership of 1,859,092 shares of Common Stock, or approximately 4.9% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 38,287,501 shares outstanding, which includes: (i) 37,591,137 shares outstanding as of October 30, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2014, and (ii) 696,364 shares issuable upon exercise of the Warrants.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

13G/A

CUSIP No. 493723100	Page 10 of 11 Pages

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

VEDANTA OPPORTUNITIES FUND, L.P.

By:	Vedanta Associates, L.P.
Its:	General Partner
By:	Vedanta Partners, LLC
Its:	General Partner

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

VEDANTA ASSOCIATES, L.P.

By:	Vedanta Partners, LLC
Its:	General Partner

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

VEDANTA PARTNERS, LLC

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

ALESSANDRO PIOL

/s/ Alessandro Piol

PARAG SAXENA

/s/ Parag Saxena